# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Acumen Pharmaceuticals, Inc., CIK 0001576885
CUSIP: 00509G209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1210-1220 WASHINGTON STREET, SUITE 210, NEWTON, Massachusetts (MA), 02465
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001846444

## Reporting persons
- Sands Capital Alternatives, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,417,075; sole dispositive power 0; shared dispositive power 3,417,075; aggregate amount beneficially owned 3,417,075 (5.6% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 60,573,425 Shares outstanding as of August 8, 2025 (according to the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on August 12, 2025).
- Sands Capital Ventures Discovery Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,124,729; sole dispositive power 0; shared dispositive power 1,124,729; aggregate amount beneficially owned 1,124,729 (1.9% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 60,573,425 Shares outstanding as of August 8, 2025 (according to the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on August 12, 2025).
- Sands Capital Global Venture Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,146,173; sole dispositive power 0; shared dispositive power 1,146,173; aggregate amount beneficially owned 1,146,173 (1.9% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 60,573,425 Shares outstanding as of August 8, 2025 (according to the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on August 12, 2025).
- Sands Capital Life Sciences Pulse Fund, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,146,173; sole dispositive power 0; shared dispositive power 1,146,173; aggregate amount beneficially owned 1,146,173 (1.9% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 60,573,425 Shares outstanding as of August 8, 2025 (according to the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on August 12, 2025).
- SANDS FRANK M.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,417,075; sole dispositive power 0; shared dispositive power 3,417,075; aggregate amount beneficially owned 3,417,075 (5.6% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 60,573,425 Shares outstanding as of August 8, 2025 (according to the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on August 12, 2025).

## Item 1. Issuer
Name of issuer: Acumen Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1210-1220 WASHINGTON STREET, SUITE 210, NEWTON, MASSACHUSETTS, 02465.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by: (i) Sands Capital Ventures Discovery Fund III, L.P. ("Sands Discovery Fund"), with respect to the shares of Common Stock held by it; (ii) Sands Capital Global Venture Fund II, L.P. ("Sands Venture Fund"), with respect to the shares of Common Stock held by it; (iii) Sands Capital Life Sciences Pulse Fund, LLC ("Sands Pulse Fund" and together with Sands Discovery Fund and Sands Venture Fund, the "Sands Funds"), with respect to the shares of Common Stock held by it; (iv) Sands Capital Alternatives, LLC ("Sands Capital Alternatives"), the investment manager of the Sands Funds, with respect to the shares of Common Stock held by the Sands Funds; and (v) Frank M. Sands ("Sands"), with respect to the shares of Common Stock held by the Sands Funds. The Sands Funds, Sands Capital Alternatives and Sands are together referred to herein as the "Reporting Persons".

Sands Capital Ventures Discovery Fund III-GP, LLC ("Sands Discovery GP") is the general partner of Sands Discovery Fund. Sands Capital Global Venture Fund II-GP, L.P. ("Sands Venture GP LP") is the general partner of Sands Venture Fund. Sands Capital Global Venture Fund II-GP, LLC ("Sands Venture GP LLC" and, together with Sands Discovery GP and Sands Venture GP LP, the "Sands General Partners") is the general partner of Sands Venture GP LP.

Sands Capital Alternatives is the investment manager of each of the Sands Funds and thus may be deemed to beneficially own the shares of Common Stock held by the Sands Funds. Sands holds ultimate voting and investment power over securities held by the Sands Funds and thus may be deemed to beneficially own the shares of Common Stock held by the Sands Funds. Each Reporting Person and the Sands General Partners disclaim beneficial ownership of any securities beyond its pecuniary interest therein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons and the Sands General Partners is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.
Citizenship: Each of Sands Capital Alternatives, the Sands Funds and the Sands General Partners is organized under the laws of the State of Delaware. Sands is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See rows 5 through 11 of cover pages.
Percent of class: See rows 5 through 11 of cover pages.
Sole power to vote or to direct the vote: See rows 5 through 11 of cover pages.
Shared power to vote or to direct the vote: See rows 5 through 11 of cover pages.
Sole power to dispose or to direct the disposition: See rows 5 through 11 of cover pages.
Shared power to dispose or to direct the disposition: See rows 5 through 11 of cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sands Capital Alternatives, LLC: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel (08/13/2025)
- Sands Capital Ventures Discovery Fund III, L.P.: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel of the General Partner of Sands Capital Ventures Discovery Fund III, L.P. (08/13/2025)
- Sands Capital Global Venture Fund II, L.P.: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel of the GP of the GP of Sands Capital Global Venture Fund II, L.P. (08/13/2025)
- Sands Capital Life Sciences Pulse Fund, LLC: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel (08/13/2025)
- SANDS FRANK M.: /s/ Frank M. Sands, Frank M. Sands (08/13/2025)
Comment: Sands Capital Ventures Discovery Fund III, L.P. signed by Sands Capital Ventures Discovery Fund III-GP, LLC, its general partner, by Jonathan Goodman, General Counsel. Sands Capital Global Venture Fund II, L.P. signed by Sands Capital Global Venture Fund II-GP, L.P., its general partner, by Sands Capital Global Venture Fund II-GP, LLC, its general partner, by Jonathan Goodman, General Counsel.